SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 30, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time: IMMEDIATE
Date: 23 December 2010
Number: 34/10

BHP BILLITON PLC – CONTINUATION OF PURCHASES OF SHARES IN CLOSE PERIOD

BHP Billiton announces that BHP Billiton Limited and BHP Billiton Plc have entered into an irrevocable arrangement with an independent third party which makes trading decisions in relation to the securities of BHP Billiton Plc independently of, and uninfluenced by, BHP Billiton Limited or BHP Billiton Plc. The arrangement allows the independent third party to purchase on BHP Billiton Limited’s behalf and within certain pre-set parameters, ordinary shares in BHP Billiton Plc during the period commencing on 1 January 2011 and ending upon 15 February 2011, a day prior to the announcement of BHP Billiton’s interim results for the half year ended 31 December 2010. These share purchases will be made on BHP Billiton Limited’s behalf and in accordance with the irrevocable arrangement during a so-called “Close Period”; a period in which BHP Billiton and its directors, officers and employees would normally otherwise be prohibited from dealing in BHP Billiton shares. In line with other recent transactions, BHP Billiton Limited’s interest in the shares purchased will then be transferred to BHP Billiton Plc for nil consideration and cancellation by BHP Billiton Plc.

Any share purchases effected pursuant to the irrevocable arrangement will be subject to the terms of the mandate and in any case will be effected in a manner consistent with both the general authority vested in BHP Billiton Plc to repurchase shares and Chapter 12 of the United Kingdom Listing Rules, which require that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BHP Billiton Plc’s Ordinary Shares for the five dealing days preceding the date of purchase.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 796
email: Leng.Y.Lau@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : December 30, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary